AH 3-7-2005

BBO

05036788

SE MISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 5 2005 SEC MAIL PROCESSING WASH, D.C. 213 SECTION

SEC FILE NUMBER
8- 47687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENWICH GLOBAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 RIVER ROAD
(No. and Street)

WILTON (City) CT (State) 06897 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM DALY (203) 847-9050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

200 HADDONFIELD BERLIN ROAD, SUITES 400-403 GIBBSBORO, NJ 08026
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 7 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIM DALY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENWICH GLOBAL, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN W. ENGELSKIRGER
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2009

Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENWICH GLOBAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

GREENWICH GLOBAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

INDEPENDENT AUDITORS' REPORT

To the Members'
Greenwich Global, LLC
Wilton, Connecticut

We have audited the accompanying statement of financial condition of Greenwich Global, LLC as of December 31, 2004 and the related statement of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Global, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, LLC.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 2, 2005

GREENWICH GLOBAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

ASSETS	
Cash	$ 104,530
Due from affiliates	4,382
Commissions receivable	178,148
Security deposit	35,000
Equipment net of accumulated depreciation	3,522
TOTAL ASSETS	$ 325,582

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	16,767
Commission payable	240,309
Total liabilities	257,076
COMMITMENTS AND CONTINGENCY	
MEMBERS' CAPITAL	68,506
Total members' capital	68,506
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 325,582

The accompanying notes are an integral part of these financial statements.

GREENWICH GLOBAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commissions	$2,011,274
Investment income	8,114
Other income- net	1,407
TOTAL REVENUES	2,020,795
EXPENSES	
Commission expense	1,768,981
Clearing and related costs	81,033
Office	13,185
Professional fees	61,235
Depreciation	483
Employee compensation	163,584
Regulatory Fees	33,191
Rent	47,317
Insurance	32,153
Other	55,399
TOTAL EXPENSES	2,256,561
NET LOSS	$ (235,766)

The accompanying notes are an integral part of these financial statements.

GREENWICH GLOBAL, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE - BEGINNING OF YEAR	$ 10,697
Net loss	(235,766)
Members' contributions	293,575
BALANCE - END OF YEAR	$ 68,506

The accompanying notes are an integral part of these financial statements.

GREENWICH GLOBAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(235,766)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	483
Changes in assets and liabilities:	
Due from broker	7,019
Commissions receivable	(178,148)
Security deposit - restricted cash	(10,000)
Prepaid expenses	4,446
Accounts payable and commissions payable	223,024
Total adjustments	46,824
Net cash used in operating activities	(188,942)
CASH FLOWS FROM INVESTING ACTIVITES	
Purchase of equipment	(4,005)
Net cash used in investing activities	(4,005)
CASH FLOW FROM FINANCING ACTIVITIES	
Members' contributions	293,575
NET CASH PROVIDED BY FINANCING ACTIVITIES	293,575
NET INCREASE IN CASH	100,628
CASH - BEGINNING OF YEAR	3,902
CASH - END OF YEAR	$ 104,530

The accompanying notes are an integral part of these financial statements.

GREENWICH GLOBAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1- **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Greenwich Global, LLC ("Company") is a Limited Liability Company formed in the State of Delaware on March 2, 2001. Prior to that date it operated as a Limited Partnership. The company commenced operations December 16, 1994 as a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securitieis Dealkers, Inc. ("NASD"). The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000.

INCOME TAXES

The Company was organized as a Limited Liability Company (L.L.C.). Under these provisions, the Company is taxed as a partnership for federal and state income tax purposes. The Company does not pay corporate income taxes on its taxable income. Instead, the member is liable for its income taxes.

NOTE 2- CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $35,000 of its cash per the clearing agreement with Fi Serv Securities, Inc.

NOTE 3- REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company has regulatory net capital of $58,578 and a minimum regulatory net capital requirement of $17,147. The Company's rate of aggregate indebtness to net capital was 4.39 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4- DUE FROM BROKER AND COMMISSIONS RECEIVABLE

Accounts receivable from the clearing organization represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2004 the balance owed by the clearing organization was $178,148.

NOTE 5- COMMISSIONS PAYABLE

The Company had commissions payable of $240,309 as of December 31, 2004. The Company paid $214,729 of these commissions owed to brokers in January 2005.

NOTE 6- COMMITMENTS

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

LEASE

The Company rented its office under a formal lease agreement, which expired on December 31, 2004. Rent expense for the year ended December 31, 2004 was $47,317. The Company moved on January 1, 2005 to a new location and subleases from a related party. The related party lease expires on January 31, 2009. The Company is working on formalizing a sublease with the related party.

The Company acquired computer and telephone equipment under an operating lease. The lease expires in December 2009. At December 31, 2004, the future minimum lease payments under the lease are $14,098.

SUPPLEMENTAL INFORMATION

GREENWICH GLOBAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital		
Total member's capital from statement of financial condition		$ 68,506
Less: Non-allowable assets		
Due from affiliate	$ 4,382	
Fixed assets, net	3,522	
Total non-allowable assets		(7,904)
Tentative net capital		60,602
Less: Haircut valuations		2,024
NET CAPITAL		58,578
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $257,076 pursuant to Rule 15c3-1		$ 17,147
Minimum dollar per capital requirements of reporting broker/dealer		$ 5,000
Minimum net capital requirements of reporting broker/dealer		$ 17,147
EXCESS NET CAPITAL		$ 41,431
Computation of Aggregate Indebtedness		
Accounts payable		$ 257,076
Percentage of aggregate indebtedness to net capital		439%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

REPORT ON INTERNAL CONTROL

To the Members
Greenwich Global, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Greenwich Global, LLC for the year ended December 31, 2004 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, LLC.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 2, 2005